UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 8-A


                for registration of certain classes of securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities exchange act of 1934


                                  EQUITEX, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                   Delaware                                84-0905189
   (State of Incorporation or Organization)    (IRS Employer Identification No.)

         7315 East Peakview Avenue                           80111
            Englewood, Colorado                            (Zip Code)


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ X ]

     Securities Act registration statement file number to which this form relates: N/A

     Securities to be registered pursuant to Section 12(b) of the Exchange Act:

         Title Of Each Class           Name Of Each Exchange On Which
         To Be So Registered           Each Class Is To Be Registered
                None                                 None

     Securities to be registered pursuant to Section 12(g) of the Exchange Act:

                    Common Stock Class A Redeemable Warrants
--------------------------------------------------------------------------------

                    Common Stock Class B Redeemable Warrants
--------------------------------------------------------------------------------
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On February 8, 2005, Equitex, Inc. ("Equitex" or the "Company") pursuant to a Warrant Agreement by and between Equitex and Corporate Stock Transfer, as warrant agent, dated February 7, 2005 (the "Warrant Agreement"), distributed as a dividend to stockholders of record as of February 7, 2005 (the "Record Date") two classes of warrants to purchase Equitex common stock: Common Stock Class A Redeemable Warrants (the "Class A Warrants") and Common Stock Class B Redeemable Warrants (the "Class B Warrants").

     Company stockholders were recorded in the Company's books as holders of one Class A Warrant and one Class B Warrant (collectively, the "Dividend Warrants") for every two shares of common stock held of record on the Record Date, and were sent materials necessary for them to receive certificates representing the Dividend Warrants. In the aggregate, the Company distributed 3,046,038 Class A Warrants and 3,046,038 Class B Warrants. The terms and conditions of the Dividend Warrants are governed by the terms and conditions of the Warrant Agreement.

     Each Class A Warrant gives its holder the right to purchase one share of Equitex common stock at an exercise price of $3.06, until February 7, 2010, upon compliance with and subject to the conditions set forth in the Warrant Agreement, including the effectiveness of a registration statement under the Securities Act of 1933 (the "1933 Act") filed with the Securities and Exchange Commission covering the common stock issuable upon exercise of such warrants. Each Class B Warrant gives its holder the right to purchase one share of Equitex common stock at an exercise price of $6.12, until February 7, 2010, upon compliance with and subject to the conditions set forth in the Warrant Agreement, including the effectiveness of a registration statement under the 1933 Act filed with the Securities and Exchange Commission covering the common stock issuable upon exercise of such warrants. The Dividend Warrants grant their holders the right to purchase an aggregate of 6,092,076 shares of common stock. As of the date of this registration statement, there are 6,104,545 shares of common stock issued and 6,049,809 outstanding.

     Both the exercise price per share of common stock and the number of shares purchasable upon the exercise of the Dividend Warrants are subject to adjustment upon the occurrence of certain events specified in the Warrant Agreement. In sum, the exercise price for each class of Dividend Warrants adjusts in the event that: (a) the Company pays any dividends on a class of Company capital stock that are payable in common stock or securities convertible into common stock;
(b) the Company subdivides its then-outstanding shares of common stock into a greater number of shares (i.e., a forward split); or (c) the Company combines its then-outstanding shares of common stock (i.e., a reverse split or reclassification of capital stock). In any such event, the exercise price of each class of Dividend Warrants in effect immediately prior to such event shall be adjusted immediately thereafter to a price (calculated to the nearest full cent) determined by dividing (I) the number of shares of common stock outstanding immediately prior to such event, multiplied by the then-existing exercise price for such class of Dividend Warrants, by (II) the total number of shares of common stock outstanding immediately after such event (including the maximum number of shares of common stock issuable in respect of any securities convertible into common stock). The resulting quotient shall be the adjusted exercise price per share of such class of Dividend Warrants. No adjustment to the exercise price of any class of Dividend Warrants shall be made if the amount of such adjustments shall be less than one cent per share; rather, any such adjustment that would otherwise be required to be made shall be carried forward and shall be made at the time and together with the next adjustment which, together with any adjustment or adjustments so carried forward, amounts to not less than one cent per share.

     Upon each adjustment of the exercise price of a class of Dividend Warrants as described above, the registered holder of each Dividend Warrant shall

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thereafter (until another such adjustment) be entitled to purchase at the adjusted exercise price for such Dividend Warrant the number of shares, calculated to the nearest full share, obtained by multiplying the number of shares specified in such Dividend Warrant (as adjusted as a result of all adjustments theretofore in effect) by the exercise price of such Dividend Warrant in effect prior to such adjustment, and dividing the product so obtained by the adjusted exercise price of such Dividend Warrant.

     If at any time while any Dividend Warrant is outstanding there should be any capital reorganization or reclassification of the Company's capital stock (other than the issue of any shares of common stock in subdivision of outstanding shares of common stock by reclassification or otherwise; and other than a combination of outstanding shares of common stock by reclassification or otherwise), any consolidation or merger of the Company with another corporation, or any sale, conveyance, lease or other transfer by the Company of all or substantially all of its assets to any other corporation (collectively, a "Fundamental Corporate Event"); then the holders of Dividend Warrants shall, during the remainder of the period such Dividend Warrants are exercisable, be entitled to receive, upon payment of the exercise price, the number of shares of stock or other securities or property of the Company (or of any successor corporation), or of the corporation to which the assets of the Company have been sold, conveyed, leased or otherwise transferred, as the case may be, to which the holders of the Company's common stock (and any other securities and property), deliverable upon the exercise of such Dividend Warrant, would have been entitled upon such Fundamental Corporate Event if such Dividend Warrant had been exercised immediately prior to such Fundamental Corporate Event. Furthermore, appropriate adjustment (as determined by the Company's board of directors) shall be made in the application of the provisions of the Warrant Agreement with respect to the rights and interests thereafter of the holders of Dividend Warrants to the end that the provisions set forth therein shall thereafter be applicable, as near as may be reasonably practicable, in relation to any shares or other property thereafter deliverable upon the exercise of the Dividend Warrants as if the Dividend Warrants had been exercised immediately prior to such Fundamental Corporate Event and the holders of Dividend Warrants had carried out the terms of the exchange as provided for by such Fundamental Corporate Event.

     Certificates representing the Dividend Warrants are issued only as registered warrant certificates. Until a warrant certificate is transferred on the Company's books, the Company and the warrant agent may treat the person in whose name a warrant certificate is registered as the absolute owner thereof and of the Dividend Warrants represented thereby for all purposes, notwithstanding any notice to the contrary. Furthermore, until a warrantholder obtains from our warrant agent a certificate representing any of the Dividend Warrants, no transfers of such Divided Warrants are permitted or required to be recognized by the Company or the Warrant Agent, and the Company and the warrant agent may treat the person in whose name a Dividend Warrant is recorded and registered on the Company's books as the absolute owner thereof, notwithstanding any notice to the contrary. In order to obtain a certificate representing Class A or Class B Warrants, warrantholders must return a completed and signed letter of transmittal to Corporate Stock Transfer, the Company's warrant agent, together with processing fees in the amount of $30.

     No fractional shares of the Company's common stock will be issued upon the exercise of the Dividend Warrants. As to any final fractional share which a holder of Dividend Warrants exercised in the same transaction would otherwise be entitled to purchase on such exercise, the Company shall pay a cash adjustment in lieu of any fractional share, in the manner provided in the Warrant Agreement.

     The Class A Warrants may be redeemed at the option of the Company, at any time when the per-share closing bid price of the common stock exceeds $7.02 for a period of 15 consecutive trading days, on notice as set forth in the Warrant

Agreement, and at a redemption price equal to $.0001 per Class A Warrant (subject to a minimum redemption price of $.01 for all Class A Warrants of any particular holder). If notice of redemption shall have been given as provided in the Warrant Agreement and cash sufficient for the redemption deposited by the Company for that purpose, the exercise rights of the Class A Warrants identified for redemption shall expire at the close of business on such date of redemption, unless extended by the Company.

     The Class B Warrants may be redeemed at the option of the Company, at any time when the per-share closing bid price of the common stock exceeds $9.00 for a period of 15 consecutive trading days, on notice as set forth in the Warrant Agreement, and at a redemption price equal to $.0001 per Class B Warrant (subject to a minimum redemption price of $.01 for all Class B Warrants of any particular holder). If notice of redemption shall have been given as provided in the Warrant Agreement and cash sufficient for the redemption deposited by the Company for that purpose, the exercise rights of the Class B Warrants identified for redemption shall expire at the close of business on such date of redemption unless extended by the Company.

     No class of Dividend Warrants may be redeemed by the Company unless the shares of common stock issuable upon exercise of such class of Dividend Warrants has been registered under the 1933 Act with the Securities and Exchange Commission or are otherwise freely tradable.

     Under the Warrant Agreement, the Company must provide holders of the Dividend Warrants with 20 days written notice prior to any of the following corporate actions: (a) the Company's payment of any dividend upon its common stock payable in stock, or non-cash distribution to its common stockholders; (b) the Company's offer for subscription, on a pro rata basis to its common stockholders, for any additional shares of stock of any class or any other rights; (c) any capital reorganization or reclassification of the Company's capital stock, or consolidation or merger of the Company with, or sale, conveyance, lease or other transfer of all or substantially all of its assets to, another corporation; or (d) a voluntary or involuntary dissolution, liquidation or winding up of the Company.

     Holders of Dividend Warrants are not entitled, solely as holder thereof, to any of the rights of a common stockholder of the Company, including without limitation the right to vote, to receive dividends and other distributions, to exercise any preemptive right, or to receive any notice of, or to attend meetings of holders of the Company's common stock or any other proceedings of the Company.



ITEM 2.  EXHIBITS.

         4.1 Warrant Agreement by and between Equitex, Inc. and Corporate Stock Transfer, as warrant agent, dated February 7, 2005.

         4.2  Form of certificate for Common Stock Class A Redeemable Warrants.

         4.3  Form of certificate for Common Stock Class B Redeemable Warrants.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                        EQUITEX, INC.


                                        /s/ Thomas B. Olson
                                        ---------------------------------------
                                        THOMAS B. OLSON, Secretary

Date:  March 4, 2005